February 19, 2020

Jonathan Sinclair
Chief Financial Officer
Canada Goose Holdings Inc.
250 Bowie Ave
Toronto, Ontario, Canada M6E 4Y2

       Re: Canada Goose Holdings Inc.
           Form 20-F for the Fiscal Year Ended March 31, 2019
           Filed May 29, 2019
           File No. 001-38027

Dear Mr. Sinclair:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing